June 19, 2006


Mail Stop 4561

VIA U.S. MAIL AND FAX (972) 444-4949

Mr. Andrew J. Welch
Executive Vice President and
  Chief Financial Officer
FelCor Lodging Trust Incorporated
545 E. John Carpenter Freeway
Suite 1300
Irving, TX  75062

      Re:	FelCor Lodging Trust Incorporated
      Form 10-K for the year ended December 31, 2005
      Filed March 15, 2006
      File No. 001-14236

Dear Mr. Welch:

      We have reviewed your filing and have the following comments.
We have limited our review to only the issues addressed below and will make no further review of your documents. In our comments, we ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2005

Financial Statements and Notes

Consolidated Statements of Operations, page F-5

1. We note that you classify impairment losses related to your hotel properties as a component of non-operating income (loss) in your consolidated statements of operations. In future filings, please revise your statement of operations to present impairment losses related to properties held for use as a component of operating income
(loss).  Refer to Rule 5-03 of Regulation S-X and paragraph 25 of
SFAS 144.

Note 6, Investment in Unconsolidated Entities, page F-16

2. We note from your disclosure that a portion of your equity in income from unconsolidated entities in 2004 relates to income generated from the sale of a residential condominium development. Please tell us whether revenue from the sale of condominium units is recognized using the completed contract method or percentage of completion method of accounting. If the percentage of completion method of accounting is applied, please advise us how the sale meets the criteria in paragraph 37(a) through 37(d) of SFAS 66, including how the sale meets the requirements of paragraphs 4 and 12 of SFAS
66. In this regard, please clarify how your equity method investee assesses whether the buyer of a condominium unit has met the continuing investment criteria during the period between the signing of the sales contract and the delivery of the unit. Refer to paragraph 37(d) of SFAS 66. Finally, please also advise us of your revenue recognition policy with respect to the sale of individual condominium units related to the Royale Palms condominium development disclosed on page 3.


*  *  *  *

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

	You may contact Joshua S. Forgione, at (202) 551-3431, or me, at
(202) 551-3780, if you have questions. Please respond to the comments included in this letter within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR.

								Sincerely,



      Linda van Doorn
      Senior Assistant Chief Accountant

Mr. Andrew J. Welch
FelCor Lodging Trust Incorporated
June 19, 2006
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